UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. )*

CHENIERE ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16411R208
(CUSIP Number)

September 16, 2013
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411R208	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SteelMill Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,920,882
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,920,882
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,920,882
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 16411R208	SCHEDULE 13G	Page 3 of 6

Item 1(a)	Name of Issuer:

The name of the issuer is Cheniere Energy, Inc. (the “Company”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at 700 Milam Street, Suite 800, Houston, Texas, 77002.

Item 2(a)	Name of Person Filing:

This statement is filed by:

SteelMill Master Fund LP, a Cayman Islands exempted limited partnership (“SteelMill Master”).

Any disclosures herein with respect to persons other than SteelMill Master are made on information and belief after making inquiry to the appropriate party.

(i) Zachary J. Schreiber, as managing member of PointState Holdings LLC, which serves as the general partner of SteelMill Master and (ii) PointState Capital LP, which serves as the investment manager to SteelMill Master, may also be deemed to beneficially own, within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the shares of Common Stock held directly by SteelMill Master.  Both parties have previously filed a Schedule 13G regarding their beneficial ownership of Common Stock.

Item 2(b)	Address or Principal Business Office:

The address of the business office of SteelMill Master is 103 South Church Street, 2nd Fl Harbour Place, Georgetown, Cayman Islands, KY1-1001.

Item 2(c)	Citizenship:

SteelMill Master is organized under the laws of the Cayman Islands.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.003 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

16411R208

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

CUSIP No. 16411R208	SCHEDULE 13G	Page 4 of 6

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4	Ownership:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 239,002,438 shares of Common Stock issued and outstanding as of July 17, 2013 as reported on the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarterly period ended June 30, 2013.

 SteelMill Master
(a) Amount beneficially owned: 13,920,882
(b) Percent of class: 5.8%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 13,920,882
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 13,920,882

CUSIP No. 16411R208	SCHEDULE 13G	Page 5 of 6

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

See Item 2

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

SteelMill Master hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16411R208	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2013
STEELMILL MASTER FUND LP

By:	PointState Holdings LLC, its general partner

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member